U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                                                                                    OMB APPROVAL

                                                                                            OMB Number 3235-0362

-------                                                                                     Expires:  January 31, 2005
FORM 5                               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP    Estimated average burden
-------                                                                                     hours per response....1.0
|_|  Check this box if                                                                      ------------------------------
     no longer subject to
     Section 16. Form 4 or Form 5
     obligations may continue.       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     See Instruction 1(b).              Section 17(a) of the Public Utility Holding Company Act of 1935 or
|_|  Form 3 Holdings Reported                  Section 30(h) of the Investment Company Act of 1940
|X|  Form 4 Transactions Reported


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1. Name and Address              2.  Issuer Name and Ticker or                                6.  Relationship of Reporting
   of Reporting Person*              Trading Symbol                                               Person to Issuer (Check all
                                                                                                  applicable)
Rechler   Donald     J.               Reckson Associates Realty
                                     Corp.  (RA)                                               X   Director               10% Owner
----------------------------       ---------------------------------                          ----                   ---
(Last)    (First)   (Middle)      3. I.R.S. Identification Number of                           X    Officer (give         Other
                                     Reporting Person, if an entity     4.  Statement for     ----  title below)     ---  (specify
                                     (Voluntary)                            Month/Year                                    below)

c/o Reckson Associates Realty Corp.                                         December 31, 2002          Co-Chief Executive Officer
    225 Broadhollow Road                                                --------------------  ------------------------------------
-----------------------------------                                     5.  If Amendment,     7.  Individual or Joint/Group Filing
                (Street)                                                    Date of Original      (check applicable line)
                                                                                                   X  Form filed by One Reporting
Melville,  NY         11747                                                 (Month/Year)          --- Person
-----------------------------------                                                                   Form filed by More than One
(City)     (State)    (Zip)                                                                       --- Reporting Person
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                                         Table I -- Non-Derivative Securities Acquired,
                                               Disposed of, or Beneficially Owned
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 1. Title of Security  2. Trans-  2A. Deemed      3. Trans-   4. Securities Acquired (A)  5. Amount of      6. Owner-   7. Nature
    (Instr. 3)            action      Execution      action      or Disposed of (D)          Securities        ship        of In-
                          Date        Date, if       Code        (Instr. 3, 4 and 5)         Beneficially      Form:       direct
                          (Month/     any            (Instr.                                 Owned at          Direct      Bene-
                          Day/        (Month/         8)                                     End of            (D) or      ficial
                          Year)       Day/                                                   Month             Indirect    Owner-
                                      Year)                                                  (Instr. 3         (I)         Ship
                                                                                             and 4)            (Instr.     (Instr.
                                                                                                               4)          4)
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                                                                       (A) or
                                                              Amount   (D)       Price
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Class A Common Stock      12/10/02                   S4+      25,000    D        $20.98
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Class A Common Stock       1/16/02                   P4        604      A        $23.65
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Class A Common Stock       4/18/02                   P4        579      A        $25.10
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Class A Common Stock       7/18/02                   P4        648      A        $22.83
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Class A Common Stock      10/21/02                   P4        714      A        $21.08     465,389++            D
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*If the form is filed by more than one person, see instruction 4(b)(v)





                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
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1. Title  2. Con- 3. Trans- 3A. Deemed  4. Trans- 5. Number   6. Date        7. Title     8. Price  9. Num-  10. Owner- 11. Na-
   of        ver-    action     Execu-     action    of          Exer-          and          of        ber       ship       ture
   Deriv-    sion    Date       tion       Code      Deriv-      cis-           Amount       Deriv-    of        Form       of In-
   ative     or      (Month/    Date, if   (Instr.   ative       able           of           ative     De-       of         direct
   Secur-    Exer-    Day/      any        8)        Securi-     and            Under-       Secu-     riva-     Deriv-     Bene-
   ity       cise     Year)     (Month/              ties        Expira-        lying        rity      tive      ative      ficial
   (Instr.   Price               Day/                Ac-         tion           Securi-      (Instr.   Se-       Secu-      Own-
   3)        of                  Year)               quired      Date           ties         5)        curi-     rity:      ership
             Deriv-                                  (A) or      (Month/        (Instr.                ties      Direct     (Instr.
             ative                                   Dis-        Day/           3 and                  Bene-     (D) or     4)
             Secur-                                  posed       Year)          4)                     fi-       Indi-
             ity                                     of                                                cial-     rect
                                                     (D)                                               ly        (I)
                                                     Instr.                                            Owned     (Instr.
                                                     3, 4                                              Fol-      4)
                                                     and 5)                                            lowing
                                                                                                       Re-
                                                                                                       ported
                                                                                                       Trans-
                                                                                                       action
                                                                                                       (Instr.
                                                                                                       4)
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                                                                                       Amount
                                                    (A)   (D)    Date   Ex-             or
                                                                 Exer-  pira-          Number
                                                                 cisa-  tion             of
                                                                 ble    Date    Title  Shares
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Phantom   1-for-1   11/14/02               A4     46,983         (1)   11/14/06  Class  46,983         46,983         D
Stock                                                                             A
                                                                                 Common
                                                                                 Stock
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Explanation of Responses:

(1) The grant will vest in four equal annual installments beginning on November 14, 2003.
+   These shares were transferred to the Company in repayment of a $678,125 loan to Donald Rechler that was granted to Mr. Rechler for the purchase of the shares.  The loan, which was secured by the shares, matured on December 10, 2002.
++  Includes 759 shares owned through the Company's 401(k) Plan.



                                                                                By:     /s/ Donald J. Rechler             2/13/03
                                                                                    -------------------------------     -----------
**  Intentional misstatements or omissions of facts constitute Federal              **Signature of Reporting Person        Date
    Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


 Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
